General obligations and contracts

Article 1437 "The obligations are born, either by the agreement of will of 2 or more persons, like the contracts or conventions; either from a voluntary fact of a person that obligates himself, like accepting a heredity or legacy and every other quasi-contract,; either from a fact that has caused harm or perjury to another person, like a felony or quasi-felony; either by disposition of the law, like between the parents and children under custody."

Article 1438: Contract or convention is an act for which a party obligates itself to another one, to give, to do nor not to do something. Each party can be one or many persons.

II Acts and declarations of will

Article 1448: Whatever a person executes under the name of another or for another person, being authorized by this last one (like the legal representative of a company) or by law to represent him, produces in the represented person equal effects as if he would have acted himself personally.

Article 1450: Always when one of the persons that promises that a 3rd person, and not being authorized by this last one to represent him, will give, do or not do something, this 3rd person will not be obligated at all, unless he ratifies it, and if he doesn’t, the first contractor will be able to demand for perjury to the one that promised for the 3rd person.

   These last 2 articles prove that only the contractor’s parties can be reached by the effects of the celebrated contract.

Title XXVIII Society 1. - General rules

Article 2053: The society (or company or partnership, like Rockport Chile) is a contract where 2 or more persons estipulate to put something in common with the objective of splitting between each other the benefits that this generates.
    The society constitutes a legal person, different of the partners considered as individuals. (Here it is the main key to your problem. Also in our system, it says on article 54 that "the persons are natural or legal. This last one will be treated in the final title of this civil code, and article 55 "Persons are all of the individual human beings, whatever age, sex, condition, type. They subdivide in Chilean and foreigners.” So in any part in the law in Chile where they speak about person, it could be a legal person or natural, except for the family law or crimes committed by natural persons of course).